UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUNPOWER CORPORATION

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (AS OFFEROR))

0.875% SENIOR CONVERTIBLE DEBENTURES DUE 2021

(Title of Class of Securities)

867652 AJ8

with respect to the 0.875% Senior Convertible Debentures due 2021 held in book-entry form through DTC

867652 AH2

with respect to the 0.875% Senior Convertible Debentures due 2021 held by Total Solar INTL SAS

(CUSIP Number of Class of Securities)

Kenneth Mahaffey, Esq.

Executive Vice President, General Counsel and Corporate Secretary

SunPower Corporation

51 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Bradley C. Brasser

Jones Day

77 W. Wacker, Suite 3500

Chicago, Illinois 60601

(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$301,583,000.00	$32,902.71

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $301,583,000 aggregate principal amount of the issuer’s outstanding 0.875% Senior Convertible Debentures due 2021 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Debentures.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing Party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by SunPower Corporation, a Delaware corporation (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 0.875% Senior Convertible Debentures due 2021 (the “Convertible Debentures”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Debentures, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2020 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”). The Company will also pay to each Holder who validly tenders the Convertible Debentures pursuant to the Offer all accrued and unpaid interest up to but excluding the date on which the Convertible Debentures are purchased. The Company’s obligation to accept for payment, and to pay for, any Convertible Debentures validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase and the Letter of Transmittal. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase is filed as Exhibit (a)(1)(i) hereto. Capitalized terms used but not defined in this Schedule TO have the meanings ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a)    Name and Address. The issuer of the securities subject to the Offer is SunPower Corporation, a Delaware corporation, with its principal executive offices located at 51 Rio Robles, San Jose, California 95134; telephone number (408) 240-5500.

(b)    Securities. The subject class of securities is the Company’s 0.875% Senior Convertible Debentures due 2021. As of November 24, 2020, there was $301,583,000 aggregate principal amount of Convertible Debentures outstanding.

(c)    Trading Market and Price. The Convertible Debentures are not listed on any national securities exchange. There is no established trading market for trading in the Convertible Debentures. The common stock of the Company (the “Common Stock”), par value $0.001 per share, which may be issued upon conversion of the Convertible Debentures, trades on the NASDAQ Global Select Market under the symbol “SPWR.” The information set forth under “Market Information About the Convertible Debentures” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)    Name and Address. This is an issuer tender offer made by the filing person and subject company, SunPower Corporation, a Delaware corporation, with its principal executive offices located at 51 Rio Robles, San Jose, California 95134; telephone number (408) 240-5500.

The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o SunPower Corporation, 51 Rio Robles, San Jose, California 95134; telephone number (408) 240-5500, except for Total SE, whose business address and telephone number is Total SE, 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France; telephone number 011-331-4744-4546.

Name	Position
Thomas H. Werner	President, Chief Executive Officer and Chairman of the Board
Manavendra Sial	Executive Vice President and Chief Financial Officer
Douglas J. Richards	Executive Vice President, Chief People Officer

Name	Position
Kenneth Mahaffey	Executive Vice President and General Counsel
François Badoual	Director
Catherine A. Lesjak	Director
Thomas R. McDaniel	Director
Franck Trochet	Director
Julien Pouget	Director
Patrick Wood III	Director
Thomas Rebeyrol	Director
Denis Toulouse	Director
Total SE	*

*

The Company is a majority-owned subsidiary of Total Solar INTL SAS (“Total,” formerly Total Solar International SAS) and Total Gaz Electricité Holdings France SAS, each a subsidiary of Total SE (formerly Total SA). An aggregate principal amount of $193,561,000 of the Convertible Debentures was held by Total as of November 23, 2020. Total is entitled to participate in the Offer on the same basis as all other Holders of the Convertible Debentures and may, but is under no obligation to, do so.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)	Tender Offers.

(i)     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Convertible Debentures” is incorporated herein by reference.

(ii)-(iii)     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer— Introduction,” “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv)     Not applicable.

(v)     The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi)-(vii)    The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Debentures” is incorporated herein by reference.

(viii)     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Procedures for Tendering and Withdrawing Convertible Debentures—Withdrawal of Tenders; Absence of Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.

(ix)     Not applicable.

(x)     The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Convertible Debentures” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.

(xi)     The consideration the Company pays for any Convertible Debentures will extinguish the carrying value of the Convertible Debentures. The difference between the consideration and the net carrying amount of the Convertible Debentures will be recognized as a gain or loss on extinguishment in the Company’s consolidated statements of operations in the period in which the Convertible Debentures are repurchased.

(xii)     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or Similar Transactions.

(i)-(vii)     Not applicable.

(b)    Purchases. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Convertible Debentures” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, other than the Convertible Debentures originally purchased by Total, no Convertible Debentures are owned by any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Convertible Debentures” is incorporated herein by reference. The Company has entered into the following agreements relating to the Convertible Debentures and Common Stock:

a.

Indenture, dated as of June 11, 2014 by and between SunPower Corporation and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 11, 2014 and incorporated by reference).

b.

Affiliation Agreement, dated April 28, 2011, between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 99.6 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2011 and incorporated by reference).

c.

Amendment to Affiliation Agreement, dated April 28, 2011, between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 7, 2011 and incorporated by reference).

d.

Second Amendment to Affiliation Agreement, dated December 23, 2011, by and between Total G&P and SunPower Corporation (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 23, 2011 and incorporated by reference).

e.

Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.91 to the Company’s Annual Report on Form 10-K filed on February 29, 2012 and incorporated by reference).

f.

Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 2, 2012 and incorporated by reference).

g.

Affiliation Agreement Guaranty, dated April 28, 2011, between SunPower Corporation and Total S.A. (filed as Exhibit 99.7 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2011 and incorporated by reference).

h.

SunPower Corporation 2015 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-205207), filed on June 25, 2015 and incorporated by reference).

i.	Forms of agreements under SunPower Corporation 2015 Omnibus Incentive Plan (filed as Exhibit 10.60 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2016 and incorporated by reference).

j.	Manavendra Sial—Final Letter Agreement (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated by reference).

k.

Debenture Repurchase Agreement, dated February 14, 2020, by and between SunPower Corporation and Total Solar INTL SAS (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2020 and incorporated by reference).

l.	Form of Employment Agreement for Executive Officers (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 27, 2020 and incorporated by reference).

m.	2019 Management Career Transition Plan as amended July 24, 2020 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 27, 2020 and incorporated by reference).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(c)    Plans. The information set forth in the Offer to Purchase including in “Additional Considerations Concerning the Offer – Treatment of Convertible Debentures Not Purchased in the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)    Conditions. Not applicable.

(d)    Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Convertible Debentures—Securities Ownership” is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Convertible Debentures—Recent Securities Transactions” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Manager, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Manager, the information agent or the depositary is making any recommendation as to whether Holders of the Convertible Debentures should tender such Convertible Debentures in the Offer.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Offer to Purchase in the section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Convertible Debentures” is incorporated herein by reference.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. None.

Item 12. Exhibit Index.

(a)(1)(i)	Offer to Purchase dated November 24, 2020.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Press Release dated November 24, 2020.

(b)	None.

(d)(1)	Indenture, dated as of June 11, 2014 by and between SunPower Corporation and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 11, 2014 and incorporated by reference)

(d)(2)	Affiliation Agreement, dated April 28, 2011, between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 99.6 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2011 and incorporated by reference).

(d)(3)	Amendment to Affiliation Agreement, dated April 28, 2011, between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 7, 2011 and incorporated by reference).

(d)(4)	Second Amendment to Affiliation Agreement, dated December 23, 2011, by and between Total G&P and SunPower Corporation (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 23, 2011 and incorporated by reference).

(d)(5)	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.91 to the Company’s Annual Report on Form 10-K filed on February 29, 2012 and incorporated by reference).

(d)(6)	Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between SunPower Corporation and Total Gas & Power USA, SAS (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 2, 2012 and incorporated by reference).

(d)(7)	Affiliation Agreement Guaranty, dated April 28, 2011, between SunPower Corporation and Total S.A. (filed as Exhibit 99.7 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2011 and incorporated by reference).

(d)(8)	SunPower Corporation 2015 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-205207), filed on June 25, 2015 and incorporated by reference).

(d)(9)	Forms of agreements under SunPower Corporation 2015 Omnibus Incentive Plan (filed as Exhibit 10.60 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2016 and incorporated by reference).

(d)(10)	Manavendra Sial—Final Letter Agreement (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated by reference).

(d)(11)	Debenture Repurchase Agreement, dated February 14, 2020, by and between SunPower Corporation and Total Solar INTL SAS (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2020 and incorporated by reference).

(d)(12)	Form of Employment Agreement for Executive Officers (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 27, 2020 and incorporated by reference).

(d)(13)	2019 Management Career Transition Plan as amended July 24, 2020 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 27, 2020 and incorporated by reference).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        November 24, 2020

SUNPOWER CORPORATION

By:	/s/ Kenneth Mahaffey
	Name:	Kenneth Mahaffey
	Title:	Executive Vice President, General Counsel and Corporate Secretary